

Mail Stop 3720

April 16, 2009

Jeffery R. Gardner
President and Chief Executive Officer
Windstream Corporation
4001 Rodney Parham Road
Little Rock, Arkansas 72212

> **Re: Windstream Corporation**
> **Definitive Proxy Statement**
> **Filed March 23, 2009**
> **File No. 001-32422**

Dear Mr. Gardner:

We have reviewed your filing and have the following comments. If you disagree with a comment, we will consider your explanation as to why it is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. You should comply with these comments in future filings, as applicable. Confirm in writing that you will do so and also explain to us how you intend to comply. Please do so within the time frame set forth below. Please understand that after our review of your responses, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Security Ownership of Certain Beneficial Owners, page 9

1. Tell us the person(s) who have sole or shared voting or investment control over the company's shares owned by NFJ Investment Group L.P., and confirm that you will disclose this information, if still applicable, in future filings.

Compensation Discussion and Analysis, page 12

2. We note your disclosure on page 12 that the compensation committee used market benchmark surveys compiled by Watson Wyatt in making its compensation decisions. In future filings please identify all of the companies that you considered for purposes of benchmarking the named executive officers' compensation. See Item 402(b)(2)(xiv) of Regulation S-K.

Base Salary, page 14

3. We note your disclosure on page 14 that the compensation committee determines base salary primarily based upon individual performance and benchmark surveys. We also note each named executive officer's base salary was increased in 2008 and, with the exception of Messrs. Fletcher and Clancy, was between the 50th and 75th percentiles. In future filings, clarify what factors were considered in setting each named executive officer's salary within or outside the range. For example, if individual performance was the sole factor considered in setting the specific dollar amount, please clarify, and if significant personal achievements justified going above the range, please highlight such accomplishments. For further information, please see Staff Observations in the Review of Executive Compensation Disclosure, which is available on our website at www.sec.gov/divisions/corpfin/cfguidance.shtml#ecd.

Equity-Incentive Awards, page 15

4. We note your disclosure on page 16 regarding the types of equity compensation awards granted to your named executive officers. Please revise your disclosure in future filings to address how the compensation committee determined the grant value for each named executive officer.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Jessica Plowgian, attorney-adviser, at (202) 551-3367 or me at (202) 551-3810 with any other questions.

Sincerely,

/s
Larry Spirgel
Assistant Director